Frederick Vandenberg

CEO, President & Corporate Secretary

fredv@dsny.com

604.609.7736. ext 236

November 25, 2020

By Email and Overnight Delivery

Steve Vestergaard

695-350 Centre Road

Lions Bay, BC V0N 2E0, Canada

Re: Shareholder Proposal Pursuant to Amended and Restated Bylaws

Dear Mr. Vestergaard:

On behalf of Destiny Media Technologies Inc., a Nevada corporation (the "Company"), I am writing in response to the letters from you (the "Shareholder") dated September 30, 2020 (the "Notice Letter"), and November 2, 2020 (the "Second Notice Letter") (collectively the "Notice Letters").

The Notice Letters, which make reference to the Company's Amended and Restated Bylaws (the "Bylaws"), stated that the Shareholder intends to nominate four candidates for election as directors at the Company's next annual meeting of shareholders (the "2021 Annual Meeting").

The "Second Notice Letter" purported to correct and complete the deficiencies detailed in our October 14, 2020 letter to you (the "Reply Letter").  The Company's Corporate Governance and Nomination Committee (the "Committee") and Board of Directors (the "Board") have determined that the Second Notice Letter substantively failed to address the deficiencies detailed in the Reply Letter and is therefore defective as the Notice Letters collectively have failed to meet the requirements outlined in Section 5 of the Company's Bylaws.  As a result, this matter is not be eligible to be brought forward at the 2021 Annual Meeting.

Section 5(c)(i)(E) of the Bylaws requires a noticing shareholder to provide "any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934".  In considering whether the Second Notice Letter met the requirements of the Bylaws, and the deficiencies previously outlined by the Company, the Company notes that the Second Notice Letter failed to provide all of the information required by the following Items in Exchange Act Rule 14a-101.  As described in greater detail below, Item 5(b)(1)(vi) requires that the Shareholder state, with respect to all securities of the Company purchased or sold within the past two years for each participant, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

November 25, 2020

In determining whether you met the requirements under Item 5(b)(1)(vi) of the Exchange Act Rule 14a-101 we note the following 1:

1. On your most recently filed Form 4 dated April 11, 2018 and filed with the Securities and Exchange Commissions ("SEC"), your disclosed ownership was 2,201,223 shares (21%).

2. On Form 13D on filed September 27, 2019 with the SEC, you disclosed that you retained ownership of those 2,201,223 shares (20%).

3. In the Notice Letter and Form 13D filed September 30, 2020, you disclosed dispositions of 1,253,323 (approximately 12% of the Company's outstanding shares) over the previous two (2) years with no corresponding details of date of sale and amounts.

4. In violation of Section 16 of the Securities Exchange Act of 1934 you have made no public disclosures of these dispositions.  As such, this information is not otherwise publicly available to the Company.

5. Your Second Notice Letter failed to provide details of 668,571 of your admitted share dispositions.  We outlined this in detail to you in our Reply Letter.

6. Of the share dispositions you have detailed, we note that the amounts exceed the amounts publicly traded on those dates which calls into question the validity of the stated information. 2

7. The schedule attached to your Second Notice Letter discloses that you disposed 355,865 shares (3.4%) shares between April 11, 2018 and September 27, 2019, prior to the previous notice letter.  The information disclosed currently or your prior Form 13D referenced in the prior year nomination cannot both be true and complete.

Based on this incomplete and conflicting information the Committee and Board have determined that your Notice Letters are defective and are, therefore, rejected.

The Committee and Board also considered other documents including:

a. Correspondence from yourself wherein you stated to the Company that the purpose of your Notice Letters is to replace the board of directors before your litigation with the Company is resolved, settle your outstanding litigation with the Company, re-instate yourself as CEO of the Company, and pay yourself three years' salary.

b. The 2017 investigation report that preceded your dismissal. While the Committee did not consider the various factors that were the cause of your dismissal, they did consider items that cast doubt on your willingness to provide true, accurate and complete information.

_____________________________________________
1 For ease of understanding, all shares disclosed herein have been adjusted to represent post consolidation shares. The Company undertook a 1 for 5 reverse consolidation of shares in September 2019.
2 The Company reviewed both the stated trade date, likely settlement dates and reviewed trading on all exchanges on which the Company trades and the amounts disclosed in many instances exceed the amount traded.

November 25, 2020

c. Correspondence from yourself neglecting to reply, or reply truthfully, to good faith efforts by the Company to obtain information surrounding your ownership of the Company.

The Committee and Board noted numerous examples of false and/or deficient information. Company records also suggest that your stated ownership is vastly overstated and your disclosed dispositions are vastly understated.

As the Committee and the Board have determined that the purported notice is defective as it does not comply with Section 5 of the Company's Bylaws, the matter cannot be considered at the annual meeting of the Company.

While the above was considered the primary reason for the rejection of the shareholder proposal, we note that, per Item 7(b), you failed to provide each participant's complete business background for the past five years, including principal occupations and employment during the past five years.  We note you disclosed your current employer but state no occupation.  We also note that the Notice Letters misstate the time over which you were a director of the Company.  We have corrected this disclosure on multiple occasions.

This letter is being sent on behalf of the Company while expressly reserving, and without waiving, any and all rights and defenses that the Company may have with respect to this matter. Should you have any question regarding any of the foregoing, please contact me at 604.609.7736 extension 236.

Sincerely,

/x/ Fred Vandenberg

Frederick Vandenberg
Chief Executive Officer and Secretary
Destiny Media Technologies, Inc.

cc Joe Laxague